ANGLO
AMERICAN

04036054

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

27 July, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release re Anglo Platinum Interim Results 2004 dated 27 July 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 8/9

ANGLO AMERICAN

News Release

27 July 2004

**Anglo American plc ("Anglo American") notification:
Anglo Platinum interim results 2004**

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 6 months to 30 June 2004, attached hereto.

Anglo American will report headline earnings in respect of Platinum of US$139 million for the 6 months to 30 June 2004, which takes into account certain UK GAAP adjustments.

Anglo American will report results for the 6 months to 30 June 2004 on 5 August 2004.

The above figures are unaudited.

Anglo American Platinum Corporation Limited ("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06) JSE Codes: AMS; AMSP
ISIN: ZAE000013181; ZAE000054474

- Equivalent refined Pt production# increases by 7,8%
- Headline earnings## per share up 32%

Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum standard smelting and refining recoveries.

Before the adoption of AC 501 - Accounting for Secondary Tax for Companies

Consolidated Income Statement

R millions	Notes	Reviewed Six months ended 30 June 2004	Reviewed Six months ended 30 June 2003	% Change	Audited Year ended 31 December 2003
Gross sales revenue		9 589,5	7 349,6		16 508,6
Commissions paid		(172,7)	(203,5)		(408,2)
Net sales revenue		9 416,8	7 146,1	32	16 100,4
Cost of sales		(6 936,9)	(5 266,6)	(32)	(12 190,5)
Gross profit on metal sales		2 479,9	1 879,5	32	3 909,9
Other net (expenditure)/ income	4	(150,2)	25,5		(269,3)
Market development and promotional expenditure		(94,5)	(129,4)		(257,5)
Operating profit		2 235,2	1 775,6	26	3 383,1
Net interest paid	5	(179,8)	(19,5)		(236,9)
Income from associates		37,7	12,8		35,0
Profit before taxation		2 093,1	1 768,9	18	3 181,2
Taxation		(642,0)	(657,6)	2	(1 089,3)
Net profit		1 451,1	1 111,3	31	2 091,9

Headline earnings	6	1 530,8	1 044,2		2 091,7
Adjustment for the adoption of AC 501	13	(27,8)	71,7		
Headline earnings before adoption of AC 501		1 503,0	1 115,9	35	2 091,7
- Attributable to ordinary shareholders		1 479,0	1 115,9	33	2 091,7
- Attributable to preference shareholders		24,0			
Number of ordinary shares in issue (millions)		217,1	215,1		215,4
Weighted average number of ordinary shares in issue (millions)		215,9	215,0		215,1
Attributable earnings per ordinary share (cents)					
- Basic		661,0	516,9	28	972,5
- Headline - before AC 501		685,0	519,0	32	972,4
- Headline - after AC 501		697,9	485,7		972,4
- Diluted (basic)		658,6	516,4	28	971,2
- Diluted (headline)		695,3	485,2		971,1
Dividends per ordinary share (cents)		400	370	8	640
- Interim		400†	370		370
- Final					270
Dividend cover (attributable headline earnings per share)		1,7	1,3		1,5

† Proposed ordinary dividend

Segmental Information+

Purchased
metals in

R millions	Notes	Mined	concentrate	Total
For the six months ended 30 June 2004 (reviewed)				
GROSS SALES REVENUE		9 278,4	311,1	9 589,5
Commissions paid		(166,9)	(5,8)	(172,7)
Net sales revenue		9 111,5	305,3	9 416,8
Sales of refined metal		8 895,5	305,3	9 200,8
Sales of metals in concentrate ++		216,0	–	216,0
COST OF SALES		(6 660,4)	(276,5)	(6 936,9)
On-mine		(5 504,0)	–	(5 504,0)
Cash operating costs		(4 904,7)	–	(4 904,7)
Amortization	3	(599,3)	–	(599,3)
Purchase of metals in concentrate		–	(412,4)	(412,4)
Smelting		(523,7)	(29,8)	(553,5)
Cash operating costs		(428,8)	(24,4)	(453,2)
Amortization	3	(94,9)	(5,4)	(100,3)
Treatment and refining		(414,6)	(15,8)	(430,4)
Cash operating costs		(366,8)	(13,9)	(380,7)
Amortization	3	(47,8)	(1,9)	(49,7)
Increase in metal inventories		154,7	182,3	337,0
Other costs		(372,8)	(0,8)	(373,6)
GROSS PROFIT ON METAL SALES		2 451,1	28,8	2 479,9
Gross profit margin (%)		26,4	9,3	25,9
Cost of sales per Pt ounce sold (Rand)		5 880	7 139	5 922

For the six months ended 30 June 2003 (reviewed)				
GROSS SALES REVENUE		7 210,4	139,2	7 349,6
Commissions paid		(199,5)	(4,0)	(203,5)
NET SALES REVENUE		7 010,9	135,2	7 146,1
Sales of refined metal		7 010,9	135,2	7 146,1
Sales of metals in concentrate ++		-	-	-
COST OF SALES		(5 166,3)	(100,3)	(5 266,6)
On-mine		(4 594,1)	-	(4 594,1)
Cash operating costs		(4 165,5)	-	(4 165,5)
Amortization	3	(428,6)	-	(428,6)
Purchase of metals in concentrate		-	(126,3)	(126,3)
Smelting		(451,9)	(13,3)	(465,2)
Cash operating costs		(405,0)	(11,9)	(416,9)
Amortization	3	(46,9)	(1,4)	(48,3)
Treatment and refining		(409,4)	(7,1)	(416,5)
Cash operating costs		(372,3)	(6,4)	(378,7)
Amortization	3	(37,1)	(0,7)	(37,8)
Increase in metal inventories		612,9	53,0	665,9
Other costs		(323,8)	(6,6)	(330,4)
GROSS PROFIT ON METAL SALES		1 844,6	34,9	1 879,5
Gross profit margin (%)		25,6	25,1	25,6
Cost of sales per Pt ounce sold (Rand)		5 304	6 507	5 323
For the year ended 31 December 2003 (audited)				

GROSS SALES REVENUE		16 161,3	347,3	16 508,6
Commissions paid		(399,2)	(9,0)	(408,2)
NET SALES REVENUE		15 762,1	338,3	16 100,4
Sales of refined metal		15 762,1	338,3	16 100,4
Sales of metals in concentrate ++		-	-	-
COST OF SALES		(11 923,1)	(267,4)	(12 190,5)
On-mine		(9 968,9)	-	(9 968,9)
Cash operating costs		(9 027,1)	-	(9 027,1)
Amortization	3	(941,8)	-	(941,8)
Purchase of metals in concentrate		-	(291,6)	(291,6)
Smelting		(1 015,9)	(21,2)	(1 037,1)
Cash operating costs		(891,5)	(18,6)	(910,1)
Amortization	3	(124,4)	(2,6)	(127,0)
Treatment and refining		(857,2)	(16,9)	(874,1)
Cash operating costs		(781,1)	(15,2)	(796,3)
Amortization	3	(76,1)	(1,7)	(77,8)
Increase in metal inventories		511,0	73,9	584,9
Other costs		(592,1)	(11,6)	(603,7)
GROSS PROFIT ON METAL SALES		3 839,0	70,9	3 909,9
Gross profit margin (%)		23,8	20,4	23,7
Cost of sales per Pt ounce sold (Rand)		5 305	5 735	5 313

+ The Group produces PGMs in South Africa. The risks and rewards associated with the individual operations are not sufficiently dissimilar to warrant identification of separate geographical segments. Therefore, only business segments are reported.

++ Sale of metal in concentrate attributable to Anglo Platinum from the Kroondal Pooling and Sharing Agreement (KPSA). The metal was sold to Impala in terms of an off-take agreement that was in place when the KPSA commenced. Metal in concentrate surplus to the volumes stipulated in the off-take agreement will be refined by Anglo Platinum.

Group Statement of Changes in Equity

R millions	Share capital	Share premium	Unrealized hedging deficit	Accumulated profits	Total
Balance as at 31 December 2002 (audited)	21,5	754,0	-	12 408,6	13 184,1
Net profit (restated)				1 111,3	1 111,3
Dividends paid in cash				(1 935,4)	(1 935,4)
Ordinary share capital issued	-*	13,5			13,5
Balance as at 30 June 2003 (reviewed)	21,5	767,5	-	11 584,5	12 373,5
Net profit (restated)				980,6	980,6
Dividends paid in cash				(796,2)	(796,2)
Ordinary share capital issued	-*	28,8			28,8
After-tax changes in forward metal price			(164,0)		(164,0)
Balance as at 31 December 2003 (audited)	21,5	796,3	(164,0)	11 768,9	12 422,7
Net profit				1 451,1	1 451,1
Final dividend no. 102	0,2	481,4		(581,5)	(99,9)

Dividends paid in cash				(99,9)	(99,9)
Dividends reinvested	0,2	481,4		(481,6)	-
Preference share capital issued (Note 9)	0,4	3 923,9			3 924,3
Proceeds on issue	0,4	3 999,6			4 000,0
Less: Share issue expenses		(75,7)			(75,7)
Ordinary share capital issued	-*	6,0			6,0
After-tax changes in forward metal price (Note 10)			105,5		105,5
Balance as at 30 June 2004 (reviewed)	22,1	5 207,6	(58,5)	12 638,5	17 809,7

* Less than R50 000.

Consolidated Balance Sheet

R millions	Notes	Reviewed as at 30 June 2004	Reviewed as at 30 June 2003	Audited as at 31 December 2003
ASSETS				
Non-current assets		23 577,4	18 760,3	22 493,9
Property, plant and equipment		18 425,4	14 355,6	14 550,8
Capital work-in-progress		3 882,3	3 718,5	7 249,2
Platinum Producers' Environmental Trust		118,9	95,1	113,4
Investment in associates	7	476,3	492,5	484,0
Non-current accounts receivable §		674,5	98,6	96,5
Current assets		5 247,6	4 632,0	5 295,7
Inventories		2 774,6	2 537,8	2 439,6
Accounts receivable		1 720,5	1 452,7	2 286,7
Other financial assets	10	19,9	-	-
Cash and cash equivalents		732,6	641,5	569,4
Total assets		28 825,0	23 392,3	27 789,6
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		22,1	21,5	21,5
Share premium		5 207,6	767,5	796,3
Unrealized hedging deficit		(58,5)	-	(164,0)
Accumulated profits before proposed ordinary dividend and related STC		12 638,5	11 584,5	11 768,9

Accumulated profits after proposed ordinary dividend and related STC		11 661,3	10 689,1	11 114,6
Proposed ordinary dividend		868,6	795,9	581,6
STC in respect of proposed ordinary dividend		108,6	99,5	72,7
Shareholders' equity		17 809,7	12 373,5	12 422,7
Non-current liabilities		6 069,0	5 126,7	5 560,8
Deferred taxation		4 903,4	4 198,0	4 438,9
Environmental obligations		321,2	207,5	308,7
Employees' service benefit obligations		477,0	459,4	488,9
Obligations due under finance leases		367,4	261,8	324,3
Current liabilities		4 946,3	5 892,1	9 806,1
Interest bearing borrowings	8	2 378,8	3 553,2	7 168,1
Accounts payable		2 088,8	1 795,0	1 903,4
Other financial liabilities	10	113,1	58,9	336,2
Taxation		365,6	485,0	398,4
Total equity and liabilities		28 825,0	23 392,3	27 789,6

§ The increase in this balance is mainly attributable to the amount owing to Anglo Platinum as a result of the disposal of 50% of the Bafokeng-Rasimone Platinum Mine to Royal Bafokeng Resources (Pty) Ltd on formation of the BRPM Joint Venture.

Consolidated Cash Flow Statement

R millions	Reviewed Six months ended 30 June 2004	Reviewed Six months ended 30 June 2003	Audited Year ended 31 December 2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	9 744,9	7 187,1	15 476,5
Cash paid to suppliers and employees	(6 289,9)	(5 550,8)	(12 117,2)
Cash from operations	3 455,0	1 636,3	3 359,3
Interest paid	(231,8)	(79,8)	(277,4)
Taxation paid	(238,1)	(1 277,3)	(1 474,9)
Net cash from operating activities	2 985,1	279,2	1 607,0
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(2 015,8)##	(3 053,9)	(7 423,6)
To maintain operations	(1 065,4)	(1 482,7)	(3 952,7)
To expand operations	(877,0)	(1 519,8)	(3 270,4)
Interest capitalized	(73,4)	(51,4)	(200,5)
Proceeds from sale of plant, equipment and mineral rights	16,2	76,3	134,8
Investment in associates	- *	(1,4)	(1,5)
Interest received	64,8	66,5	106,7
Growth in Platinum Producers' Environmental Trust	5,5	5,9	11,2
Capital reduction by Northam Platinum Limited	-	10,3	28,7
Dividends received from associates	23,4	47,3	47,3
Net cash used in investing activities	(1 905,9)	(2 849,0)	(7 096,4)
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES			
Proceeds from the issue of preference share capital	0,4	- *	- *

Increase in share premium	3 929,9	13,5	42,3
(Decrease)/increase in interest bearing borrowings	(4 746,4)	3 553,2	7 168,1
Dividends paid	(99,9)	(1 935,4)	(2 731,6)
Net cash (used in)/from financing activities	(916,0)	1 631,3	4 478,8
Net increase/(decrease) in cash and cash equivalents	163,2	(938,5)	(1 010,6)
Cash and cash equivalents at beginning of the year	569,4	1 580,0	1 580,0
Cash and cash equivalents at end of the period/year	732,6	641,5	569,4
MOVEMENT IN NET DEBT			
Net (debt)/cash at beginning of year	(6 923,0)	1 443,6	1 443,6
Net cash from operating activities	2 985,1	279,2	1 607,0
Net cash used in investing activities	(1 905,9)	(2 849,0)	(7 096,4)
Net cash from/(used in) financing activities, excluding movements in debt	3 830,2	(2 047,3)	(2 877,2)
Net debt at end of the period/year	(2 013,6)	(3 173,5)	(6 923,0)
Made up as follows:			
Cash and cash equivalents	732,6	641,5	569,4
Interest bearing borrowings	(2 378,8)	(3 553,2)	(7 168,1)
Obligations due under finance leases	(367,4)	(261,8)	(324,3)
	(2 013,6)	(3 173,5)	(6 923,0)

The Group concluded the following non-cash transactions during the period:

- The exchange of 50% of Bafokeng-Rasimone Platinum Mine for mineral rights and a non-current receivable on formation of the BRPM Joint Venture.
- The exchange of 50% of certain mineral rights for mining infrastructure on formation of the Pandora Joint Venture.

* Less than R50 000.

Notes

1. This interim report complies with International Accounting Standard 34 - Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice, AC127, with the same title as well as with Schedule 4 of the South African Companies Act and the disclosure requirements of the JSE Securities Exchange's listings requirements.

2. The interim report has been prepared using accounting policies that comply with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the year ended 31 December 2003, except for the change discribed in Note 13.

R millions	Reviewed Six months ended 30 June 2004	Reviewed Six months ended 30 June 2003	Audited Year ended 31 December 2003
3. Amortization and depreciation of property, plant and equipment			
Amortization and depreciation of mining and process property, plant and equipment consists of the following categories:			
Operating assets	749,3	514,7	1 146,6
Mining	599,3	428,6	941,8
Smelting	100,3	48,3	127,0
Treatment and refining	49,7	37,8	77,8
Amortization included in other costs	10,9	–	38,2
Depreciation - non-mining assets	22,8	9,7	41,8
	783,0	524,4	1 226,6
4. Other net (expenditure)/income			
Other net (expenditure)/income consists of the following principal categories:			
Realized and unrealized foreign exchange losses	(36,4)	(198,2)	(417,2)

Restructuring costs *****	(18,5)		(111,4)
Profit on commodity contracts	1,7	156,3	157,3
Profit on disposal of mineral rights	1,7	64,6	64,6
Impact of assets exchanged	(97,6)	-	-
Property, plant and equipment	93,4	-	-
Mineral rights	(191,0)	-	-
Other	(1,1)	2,8	37,4
	(150,2)	25,5	(269,3)

***** Restructuring costs mainly relate to costs incurred as a result of the slow-down of expansion projects.

5. Net interest paid

Net interest (paid)/received consists of the following principal categories:

Interest expensed	(231,8)	(79,8)	(286,9)
Interest paid	(305,2)	(131,2)	(487,4)
Less: capitalized	73,4	51,4	200,5
Time value of money adjustment to environmental obligations	(18,3)	(12,5)	(68,3)
Decommissioning	(15,9)	(11,0)	(62,9)
Restoration	(2,4)	(1,5)	(5,4)
Interest received	64,8	66,5	106,7
Growth in Platinum Producers' Environmental Trust	5,5	5,9	11,2
Dividends received	-	0,4	0,4
	(179,8)	(19,5)	(236,9)

6. Reconciliation between net profit and headline earnings

Net profit	1 451,1	1 111,3	2 091,9
Less: Undeclared cumulative preference share dividend and related STC	(24,0)		
Basic earnings	1 427,1	1 111,3	2 091,9

attributable to ordinary shareholders			
Profit on disposal of mineral rights	(1,7)	(64,6)	(64,6)
Impact of assets exchanged (after tax)	68,3	-	
Property, plant and equipment	(65,4)	-	-
Mineral rights	133,7	-	-
Net goodwill amortization	0,8	(2,5)	1,5
Scrapping of capitalized development cost (after tax)	12,3		62,9
Headline earnings attributable to ordinary shareholders	1 506,8	1 044,2	2 091,7
Undeclared cumulative preference share dividend and related STC	24,0		
Headline earnings	1 530,8	1 044,2	2 091,7

R millions	Reviewed as at 30 June 2004	Reviewed as at 30 June 2003	Audited As at 31 December 2003
7. Investment in associates			
Listed - Ordinary shares (Market value: R453,2 million (Jun 2003: R643,4 m; Dec 2003: R515,8 m))	251,4	224,7	240,6
Unlisted (Directors' valuation: R224,9 million (Jun 2003: R267,8 m; Dec 2003: R243,4 m))	224,9	267,8	243,4
Ordinary shares	145,9	181,2	159,8
Redeemable preference shares	79,0	86,6	83,6
	476,3	492,5	484,0
8. Borrowing facilities			
The Group has the following borrowing facilities:			
Bank overdrafts utilized	2 378,8	3 553,2	7 168,1
Available facilities	10 673,6	4 900,0	10 173,6

Weighted average borrowing rate (%)	8,8	12,8	8,7

Borrowing powers

The borrowing powers in terms of the Articles of Association of the Company and its subsidiaries are unlimited.

9. Preference share capital

On 31 May 2004 the Company issued 40 000 000 convertible perpetual cumulative preference shares, with a par value of one cent each, at R100 per share, giving rise to an increase of R3 923,9m in share premium, after share issue expenses of R75,7m. Dividends, if declared, are paid six-monthly in arrears at 6,38% per annum. The dividend dates are 31 May and 30 November. The preference shares are convertible into ordinary shares, at the election of the shareholder, at any time on or before the final conversion date, being the fifth anniversary of the issue date,
31 May 2009. Thereafter, the preference shares are callable, by the Company, either through redemption or acquisition
into perpetuity.
Preference shares which are not converted nor called by the Company

will continue to exist as preference shares.

10. Other financial assets/liabilities

Other financial assets			
Fair value of foreign exchange options !	19,9	–	–
Other financial liabilities			
Fair value of forward foreign exchange contracts !!	25,5	58,9	90,4
Fair value of forward metal contracts designated as cash flow hedges !!!	87,6	–	245,8
	113,1	58,9	336,2

! Foreign exchange options:
The fair value of foreign exchange options represents the value derived using option valuation techniques. These movements are recognized in the income statement.

!! Forward foreign exchange contracts (FEC's):
The fair value of FEC's represents the movement between contracted rates and forward rates at 30 June 2004. These movements are recognized in the income statement.

!!! Forward metal contracts:
Changes in the value of forward metal contracts caused by movement in forward prices since inception of the contracts are recognized

in the unrealized hedging deficit. The net amount of R105,5 million credited to the unrealized hedging deficit since the last balance sheet date is made up of R150,7 million less a deferred taxation movement of R45,2 million. R41,0 million of this movement was recognized in the income statement. Changes in the value caused by translating the value of the forward contracts to Rand are recognised in the income statement. This amounts to a gain of R13,4 million less taxation of R4,0 million for the six months ended 30 June 2004.

At 30 June 2004 the Group held forward contracts to fix the US$ price of future sales relating to a nickel supply agreement. The objective is to hedge the Group against variability in future cash flows. The terms of the outstanding forward contracts are to sell a further 5 544 tons of nickel at US$ 12 540 per ton. The forward metal contracts are valued using forward metal prices that match the contractual maturity dates.

11. Commitments

Mining and process

property, plant and equipment			
Contracted for	1 569,8	2 776,8	1 800,0
Not yet contracted for	9 701,0	12 548,3	11 943,4
Authorized by the directors	11 270,8	15 325,1	13 743,4
Allocated for:			
Expansion of capacity	5 775,8	8 689,3	7 424,8
- within remainder of year/one year	1 077,0	2 334,7	2 844,3
- thereafter (within 5 years)	4 698,8	6 354,6	4 580,5
Maintenance of capacity	5 495,0	6 635,8	6 318,6
- within remainder of year/one year	1 921,7	1 686,9	3 457,9
- thereafter (within 5 years)	3 573,3	4 948,9	2 860,7
Other			
Operating lease rentals - buildings	694,7	440,1	711,5
- within remainder of year/one year	38,2	7,9	35,6
- within two to five years	165,9	59,9	160,5
- thereafter	490,6	372,3	515,4
Information Technology Service Providers	102,2	112,2	126,6
- within remainder of year/one year	32,0	15,7	33,4
- thereafter (within 5 years)	70,2	96,5	93,2

These commitments will be funded from cash resources, future operating cash flows, borrowings and any other funding strategies embarked on by the Group.

12. Contingent liabilities

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly owned subsidiary of Group Five. The guarantee provides security for lease payments to Group Five by the Anglo Platinum Housing Trust. The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of Nedcor Limited (Nedcor) for financing provided by Nedcor to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or earlier, on repayment by

Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by Nedcor to Salene is for a maximum amount of R120 million. In the event that Nedcor calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred.

Aquarius Platinum (South Africa) (Proprietary) Limited holds a put option to put its interest in the pooling and sharing arrangement to the Group in the case of termination of that relationship. The probability of the option being exercised is considered remote. The amount of such an obligation is dependent on a discounted cash flow valuation at that point in time.

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

13. Change in accounting policy - adoption of AC 501 - 'Accounting for Secondary Tax companies (STC)'

AC 501 became effective on 1 January 2004. This pronouncement determines that STC should not be anticipated or deferred at the interim reporting stage based on the effective tax rate that is expected for a full financial year. This accounting pronouncement requires a change to the Group's accounting policy of providing for taxation at the interim reporting stage at the average rate that is expected for the year and includes expected STC. The impact of this adjustment of net profit is a gain of R27,8m (June 2003: charge of R71,7m; Dec 2003: R nil).

Corporate Governance

The Board is of the view that the Company and its subsidiaries are fully compliant with the recommendations as set out in the Code of Corporate Practices and Conduct contained in King 2.

Report of the Independent Auditors

To the members of

Anglo American Platinum Corporation Limited

We have reviewed the accompanying summarised consolidated financial statements included in the interim report of Anglo American Platinum Corporation Limited and its subsidiaries for the six months ended 30 June 2004, set out above. This interim report is the responsibility of the Company's directors. Our responsibility is to issue a report on this interim report based on our review.

Scope

We conducted our review in accordance with the statement of the South African Auditing Standard applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the interim financial information

is free of material misstatement. A review is limited primarily to enquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not fairly presented, in all material respects, in accordance with the South African Statement of Generally Accepted Accounting Practice and the International Financial Reporting Standard as applicable to Interim Financial Reporting and the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and AuditorsJohannesburg

Chartered Accountants (SA)   26 July 2004

Commentary

1. FINANCIAL RESULTS

The Group has shown a significant performance improvement in comparison with the first half of 2003 as a result of increased production and sales volumes and higher US dollar prices realised on metals sold. Headline earnings attributable to ordinary shareholders increased to R1,48 billion, 32,5% above those reported for the same period in 2003, while headline earnings per ordinary share rose by 32,0% to 685 cents. An interim dividend of 400 cents per share has been declared.

A change in accounting policy required by AC 501 has resulted in the restatement of results for the six months to June 2003. On a restated basis headline earnings attributable to ordinary shareholders changed from R1,12 billion to R1,04 billion.

Gross sales revenue increased by R2,24 billion to R9,59 billion. The increase was as a result of higher volumes of metals produced and sold, amounting to R1,60 billion, firmer US dollar metal prices achieved, contributing R1,9 billion, offset by a R1,26 billion reduction in rand revenues as a result of a 17% stronger rand.

Cost of sales rose by R1,67 billion to R6,94 billion:

Cash mining, smelting, and refining costs increased by R0,78 billion to R5,74 billion, as detailed in the Operations section of this commentary.

Purchases of metal in concentrate increased by R286,1 million to R412,4 million, owing mainly to the commencement of the BRPM Joint Venture in March 2004,and to increased purchases from the Modikwa Joint Venture.

Amortization of operating assets rose by R234,6 million as a result of charges against 2003 capital expenditure and higher production at new operations.

The value of metals in inventory increased by R337,0 million during the first half of 2004 as a result of higher stock levels at the end of June compared to the end of December 2003 and cost increases which affected the unit cost at which metal stocks are valued.

Other net expenditure for the first half of 2004 amounted to R150,2 million, compared with other net income of R25,5 million in 2003. This primarily reflects the impact of exchanges of assets in connection with joint ventures (R97,6 million) and lower profits realized on commodity contracts and the disposal of mineral rights, offset by lower foreign exchange losses. The impact of the joint venture transactions has been added back in calculating headline earnings and therefore had no effect on headline earnings for the period.

Net interest paid during the review period amounted to R179,8 million, compared with R19,5 million in 2003, increasing as a result of higher average borrowings. Interest paid was net of R73,4 million of interest on borrowings allocated to capital projects under development.

2. OPERATING PERFORMANCE

Refined platinum production for the six months to 30 June 2004 rose by 26,6% to 1 158 900 ounces. The improvement was mainly as a result of the normalisation of metal flows through the process division; in the first half of last year, some 160 000 ounces of platinum were temporarily locked up in the process pipeline. In addition, the volume of platinum mined and purchased increased by 91 600 ounces. Equivalent refined platinum production, which reflects mine production adjusted to expected refined metal output and which eliminates the effect of temporary pipeline build ups, increased by 7,8%.

The cash operating cost per refined platinum ounce decreased by 7,1% compared to the first half of 2003 because of the sharp increase in refined production. After adjusting for the once-off build-up of stock in process in 2003, the unit cost per equivalent refined ounce increased by 7,4%.

3. SAFETY

It is encouraging to note that the considerable improvement in safety performance achieved in 2003 was sustained in the first half of 2004. The Behaviour Based Safety initiatives continued to be successful and have become a natural part of work practices,

resulting in a reduction in the number of fatalities not related to fall-of-ground incidents. Nevertheless, eleven employees died at managed operations as a result of work-related accidents during the first half of 2004. Management and the Board extend their sincere condolences to the families, friends, and colleagues of the deceased. The Group remains wholly committed to the extensive safety programmes adopted and to eliminating fatalities at work.

4. OPERATIONS

Mining operations

All mines produced more than in the first half of 2003 and total platinum delivered to the smelters rose by 7,8% for the period. The largest contributors to the increase were the Rustenburg UG2 project, Modikwa, and the Western Limb Tailings Retreatment plant ("WLTR").

The cash on-mine cost per equivalent refined platinum ounce rose by 9,6%, principally as a result of a 9,25% wage increase following the two-year wage increase settlement of 2002 and the effect of inflationary price increases on stores.

Process operations

The smelters and the Anglo Platinum Converting Process ("ACP") Plant performed well in the first half of 2004. The ACP Plant helped significantly in reducing sulphur emissions from the Waterval Smelter complex.

The base and precious metals refineries also performed well. De-bottlenecking at these operations, intended to cope with planned production increases, proceeded according to plan and did not disrupt production.

The cash smelting, treatment, and refining cost per refined platinum ounce declined by 17,2% owing mainly to the large increase in refined production and to cost optimization efforts. Per equivalent refined ounce, unit costs fell by 2,8%.

5. PROJECTS

Anglo Platinum remains confident of the robustness of current and future demand for platinum and its expansion programme is proceeding in accordance with the build-up profile announced in December 2003. New investments are however reviewed on a regular basis to assess their viability at varying prices and exchange rates. The continuing strength of the rand against the US dollar is clearly impacting the ability of new projects to meet the Group's required hurdle rates. As a result, further delays in the Group's extensive expansion programme may become unavoidable.

It is pleasing to report that operations at the ACP Plant and Polokwane Smelter, both of which were commissioned last year, were

stable and in line with planned production build-ups. The Western Limb Tailings Retreatment Plant was commissioned at the end of 2003 and achieved a rapid build-up of tonnage. The Kroondal Pooling and Sharing Agreement concluded at the end of 2003 is reflected in Anglo Platinum's results for the six months to June 2004.

The Bafokeng-Rasimone Platinum Mine substantially achieved its design parameters and is therefore reported as a steady-state operation from January 2004. Production from the mine will continue to rise through grade improvement.

6. CAPITAL EXPENDITURE

Capital expenditure amounted to R2,02 billion (2003: R3,05 billion). Expenditure to maintain operations decreased to R1,07 billion (2003: R1,48 billion) and expansion expenditure amounted to R0,88 billion (2003: R1,52 billion). Interest of R73,4 million was capitalized (2003: R51,4 million).

There is an ongoing focus on capital optimization to ensure that expenditure is reduced where appropriate and deferred where possible without negatively impacting production levels. It is anticipated that capital expenditure for the full year will amount to some R5 billion.

7. FINANCIAL STRUCTURE

In May 2004, Anglo Platinum successfully concluded a rights offer of convertible perpetual cumulative preference shares, which raised R4 billion. The proceeds were used to reduce short-term borrowings.

Net debt decreased by R4,91 billion to R2,01 billion during the six months to June 2004. The rights offer raised R3,92 billion, net of issue costs. Cash generated by operations amounted to R3,46 billion. Cash outflows consisted mainly of capital expenditure (R2,02 billion), interest payments (R0,2 billion), and taxation payments (R0,2 billion). The final 2003 dividend, declared in February 2004, amounted to R581,5 million, of which R481,6 million was re-invested at the election of shareholders and the balance of R99,9 million was paid in cash.

8. NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad-based Economic Empowerment Charter. The Group is preparing to

convert "old-order" rights to "new-order" rights in accordance with the requirements of the new Act.

The BRPM Joint Venture with the Royal Bafokeng Nation ("RBN"), first announced in 2002, became fully operational on 1 March 2004. In terms of the agreement governing the JV, the parties contributed the mineral reserves and resources on the adjacent Boschkoppie and Styldrift farms and will equally share the historical and future costs and benefits associated with establishing and operating the mining venture to concentrate stage. On 30 June 2004, this arrangement, including interest, resulted in the RBN owing Anglo Platinum R580,2 million, which is reflected as a loan in Anglo Platinum's accounts ("the loan"). The RBN will forego any benefits from the JV until the loan, including interest at commercial rates, is settled, but in any event no later than 1 March 2014. Until the loan is settled, Anglo Platinum will continue to fund all expenditure and receive all cash flows from the JV. Thereafter, the JV benefits will be shared equally between the parties.

9. SOCIAL RESPONSIBILITY AND HIV/AIDS

Anglo Platinum continues to invest significantly in social upliftment programmes, including home ownership around the Group's operations, local economic development, the provision of healthcare, and the economic development of areas providing migrant labour.

The Group acknowledges the need to manage the impact of HIV/AIDS and a comprehensive programme is in place to address all aspects of this pandemic. The programme of free antiretroviral treatment for employees, introduced in 2003, is achieving good results.

10. DIVIDEND

The declaration of dividends will continue to be considered by the Board in the light of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

The Board has declared an interim ordinary dividend of 400 cents per ordinary share. This is 8,1% higher than the 2003 interim ordinary dividend of 370 cents. Dividend cover has been increased to 1,74 in view of the strong rand and the possibility that earnings in the second half of 2004 could be lower than those of the first half.

11. PROSPECTS

Production performance for the first half of 2004 was as expected and refined platinum production remains on track to meet the target of 2,45 million ounces for the year. In building the robustness of the Group, it remains imperative that the Group continues to focus on operating efficiencies and unit costs. Various initiatives have been introduced to achieve improvements and the Group continues to target a unit cash cost increase in line with CPIX for 2004.

Platinum prices are expected to remain firm owing to the fundamental strength of demand for the metal. The prices of other PGMs are expected to remain at current levels. Fundamental trends in base metal markets, particularly for nickel, support an outlook of firm prices for these metals for the remainder of 2004.

The most significant variant in earnings will be the rand/US dollar exchange rate. If, in the second half of the year, the rand remains at current levels and US dollar metal prices remain where they are, then earnings for the second half of the year are likely to be slightly lower than those of the first half.

In addition, and as indicated earlier, the impact of the strong rand on project economics will continue to influence the development pace of new projects.

Supplementary Information

Consolidated Statistics (unaudited)

		Six months ended 30 June	Six months ended 30 June	Year ended 31 December
Total operations		2004	2003	2003
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	844	649	696
Palladium	(US$/oz)	243	202	198
Rhodium	(US$/oz)	686	556	527
Nickel	(US$/lb)	5,83	3,62	4,07
US$ basket price (Net sales revenue per Pt ounce sold)	(US$)	1 183	899	948
Platinum	(R/oz)	5 605	5 198	5 140
Palladium	(R/oz)	1 608	1 614	1 459
Rhodium	(R/oz)	4 556	4 460	3 967
Nickel	(R/lb)	38,76	29,46	30,76
R basket price (Net sales revenue per Pt ounce sold)	(R)	7 855	7 222	7 017
Average exchange rate achieved on sales	(R:$)	6,6408	8,0158	7,4055
Exchange rate at end of period/year	(R:$)	6,2269	7,4838	6,6679
Financial statistics and ratios				
Gross profit margin	(%)	25,9	25,6	23,7

Earnings before interest, taxation, depreciation and amortization (EBITDA)	(R millions)	3 031,9	2 300,7	4 578,5
Operating profit to average operating assets	(%)	13,4	21,9	20,2
Return on average ordinary shareholders' equity	(%)	21,8	18,5	16,3
Return on capital employed	(%)	14,1	17,9	10,5
Interest cover - EBITDA		9,9	17,5	9,6
Net debt to total capital employed	(%)	9,8	11,8	34,9
Interest-bearing debt to shareholders' equity	(%)	15,4	30,7	60,3
Net asset value per share	(R)	82,0	57,5	57,7
Cost of sales per Pt oz sold		5 922	5 323	5 313
Cash operating cost per equivalent Pt oz (excluding ounces from purchased concentrate and associated costs)		4 791	4 459	4 622

Analysis of operating contribution by mine	(R millions)			
Rustenburg Section Steady state		784,5	575,1	1 130,0
Union Section		272,7	195,4	413,7
Amandelbult Section		1 094,1	1 007,8	2 106,7
Potgietersrust Platinums		287,4	312,1	509,9
Lebowa Platinum Mines		114,1	88,0	163,4
Bafokeng-Rasimone Platinum Mine *		137,8		
Western Limb Tailings Retreatment Plant (WLTR)		36,1		
Kroondal Pooling and Sharing Agreement		84,9		
Steady state operating contribution		2 811,6	2 178,4	4 323,7
Bafokeng-Rasimone Platinum Mine *			51,2	120,3
Rustenburg UG2 Project		36,1	(7,4)	66,4
Modikwa Platinum Mine		5,8	(12,3)	3,2
Consolidated operating contribution - all operations		2 853,5	2 209,9	4 513,6
Other costs		373,6	330,4	603,7
Gross profit on metal sales		2 479,9	1 879,5	3 909,9

Refined production from mining operations					
Platinum	(thousands)	(oz)	1 115,1	897,9	2 264,7
Palladium	(thousands)	(oz)	591,1	456,0	1 150,6
Rhodium	(thousands)	(oz)	102,0	94,3	225,2
Gold	(thousands)	(oz)	44,2	51,9	114,8
Nickel	(thousands)	(tons)	10,8	10,1	21,9
Copper	(thousands)	(tons)	6,4	6,3	12,9
PGMs	(thousands)	(oz)	1 991,4	1 622,0	4 059,0
Refined production from purchased metals in concentrate					
Platinum	(thousands)	(oz)	43,8	17,2	43,1
Palladium	(thousands)	(oz)	33,0	14,1	40,3
Rhodium	(thousands)	(oz)	4,3	3,5	7,3
Gold	(thousands)	(oz)	1,6	0,7	1,3
Nickel	(thousands)	(tons)	0,3	0,1	0,2
Copper	(thousands)	(tons)	0,2	0,1	0,1
PGMs	(thousands)	(oz)	88,3	39,8	102,5
Total refined production *					
Platinum	(thousands)	(oz)	1 158,9	915,1	2 307,8
Palladium	(thousands)	(oz)	624,1	470,1	1 190,9
Rhodium	(thousands)	(oz)	106,3	97,8	232,5
Gold	(thousands)	(oz)	45,8	52,6	116,1
Nickel	(thousands)	(tons)	11,1	10,2	22,1
Copper	(thousands)	(tons)	6,4	6,3	12,9
PGMs	(thousands)	(oz)	2 079,7	1 661,8	4 161,5
PLATINUM PIPELINE CALCULATION					
Equivalent refined platinum production **	(thousands)	(oz)	1 214,3	1 126,4	2 360,5
Steady state operations	(thousands)	(oz)	1 013,8	888,3	1 831,0

Rustenburg Section Steady state	(thousands)	(oz)	271,1	283,0	571,3
Union Section	(thousands)	(oz)	160,3	152,4	318,2
Amandelbult Section	(thousands)	(oz)	312,6	308,3	644,7
Potgieters-rust Platinums	(thousands)	(oz)	96,2	93,9	191,8
Lebowa Platinum Mines	(thousands)	(oz)	57,1	50,7	105,0
Bafokeng-Rasimone Platinum Mine ***	(thousands)	(oz)	89,2		
Western Limb Tailings Retreatment Plant	(thousands)	(oz)	27,3		
Kroondal Pooling and Sharing Agreement - mined	(thousands)	(oz)	34,8		
Kroondal Pooling and Sharing Agreement - sold ****	(thousands)	(oz)	(34,8)		
Ramp-up operations	(thousands)	(oz)	200,5	238,1	529,5
Bafokeng-Rasimone Platinum Mine ***	(thousands)	(oz)		86,7	183,5
Rustenburg UG2 Project	(thousands)	(oz)	145,1	114,0	255,0
Modikwa Platinum Mine	(thousands)	(oz)	55,4	37,4	91,0
Refined platinum production *	(thousands)	(oz)	1 158,9	915,1	2 307,8

Mining	(thousands)	(oz)	1 115,1	897,9	2 264,7
Purchase of concentrate	(thousands)	(oz)	43,8	17,2	43,1
Platinum pipeline movement	(thousands)	(oz)	55,4	211,3	52,7

* Refined metal produced by the refinery and appointed toll-treaters from mined material and purchased concentrate, as well as metals in product sold from the refinery.

** Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

*** Steady state from January 2004.

**** Sale of metal in concentrate attributable to Anglo Platinum from the Kroondal Poding and Sharing Agreement(KPSA). The metal sold to Impala in terms of an off-take agreement that was in place when the KPSA commenced. Metal in concentrate surplus to the volumes stipulated in the off-take agreement will be refined by Anglo Platinum.

Directors and Company Secretary

EXECUTIVE DIRECTORS:

R Havenstein (Chief Executive Officer), D T G Emmett, R G Mills, A M Thebyane, R H H van Kerckhoven (Belgian), A I Wood (British).

NON-EXECUTIVE DIRECTORS:

B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar, P L Zim.

INDEPENDENT NON-EXECUTIVE DIRECTORS:

T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, T H Nyasulu.

ALTERNATE DIRECTORS:

A H Calver (British), J M Halhead (British), R Pilkington, C B Sheppard, V P Uren.

Company Secretary:

I G Acres (Acting)

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111 Telephone +27 11 373-6111

South African Registrars
Computershare Investor Services 2004 (Pty) Limited
(Registration No. 2000/006082/06)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145 Telephone +27 11 370-7700

London Secretaries
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 698-8755 Telephone +44 207 698-8888

United Kingdom Registrars
Capita IRG plc
The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717 Telephone +44 207 478-8241
Internet Address: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com